September 9, 2009

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Cash:

We have prepared the following in response to your letter dated August 26, 2009 with respect to the following:

Comstock Homebuilding Companies, Inc.

File Number: 1-32375

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Fiscal Quarter ended March 31, 2009

Form 10-Q for the Fiscal Quarter ended June 30, 2009

The paragraphs that follow respond to the question asked in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein.

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 703-230-1229.

Sincerely,

/s/ Jeffrey R. Dauer
Jeffrey R. Dauer
Chief Financial Officer
Comstock Homebuilding Companies, Inc

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 2 – Real Estate Held For Development and Sale, page 5

1.You disclosed that since a friendly foreclosure agreement could not be consummated with Cornerstone Bank at June 30, 2009, you reclassified $3.3 million from real estate held for development and sale to the $5.1 million debt balance outstanding to Cornerstone Bank. Please supplementally tell us how you determined that right of offset is appropriate and complies with FASB Interpretation No. 39.

Response

The Company acknowledges the staff’s comment and recognizes that the disclosure may be unclear. The Cornerstone Bank (“Cornerstone”) debt is collateralized by our Gates of Luberon (“Gates”) project. On May 31, 2009, the Cornerstone debt balance was $5.1 million and the carrying value of the Gates project real estate held for development and sale (“lots”) was $4.4 million.

In June 2009, Cornerstone foreclosed on 25 (of the total 28) Gates lots with an estimated fair value of $3.3 million. Upon this foreclosure the Company has been relieved of a portion of the outstanding debt balance and recorded this as an extinguishment of debt paid for by the 25 lots, in accordance with the conditions set forth in FAS 140. As a result, $1.8 million of debt remains as an obligation to Cornerstone while the Company continues to negotiate with Cornerstone with respect to a deficiency notice related to the 25 lots under performance of the Company’s guarantee. Thus the Company did not record an offset as defined under FIN 39 between its assets and liabilities. Rather, the Company reduced its assets for the lots that were legally transferred to Cornerstone and recorded a corresponding reduction in the related debt as a result of the transfer of assets in partial satisfaction of the debt.

The Company will clarify these facts and circumstances in disclosures of these transactions in future filings.